UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
(Amendment No. 4)*

American CareSource Holdings, Inc.
                                 (Name of Issuer)

Common Stock
                        (Title and Class of Securities)

 02505A202
                                 (CUSIP Number)

                                December 31, 2012
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















CUSIP No.                         02505A202                            Page 2

1    NAMES OF REPORTING PERSONS

          Principal Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Iowa


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               563,688
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          563,688


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          563,688

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.88

12   TYPE OF REPORTING PERSON (See Instructions)

          IC
















CUSIP No.                         02505A202                            Page 3

1    NAMES OF REPORTING PERSONS

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 563,688
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            563,688


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          563,688

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.88

12   TYPE OF REPORTING PERSON (See Instructions)

          HC
















CUSIP No.                         02505A202                            Page 4

Item 1(a).  Name of Issuer:

	American CareSource Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, TX  75240

Item 2(a).  Name of Person Filing:

By virtue of its ultimate ownership and control of Principal Life Insurance Company, PLIC, Principal Financial Group, Inc., PFG, has the ultimate voting and dispositive power with respect to the shares of American CareSource Holdings Common Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of American CareSource Holdings Common Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended, the Act.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Principal Life Insurance Company
     711 High Street
     Des Moines, IA  50392-0088

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Principal Life Insurance Company - State of Iowa
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     02505A202

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)





CUSIP No.                         02505A202                            Page 5


Item 4.  Ownership:

     (a) Amount Beneficially Owned

563,688 Shares Common Stock presently held by Principal Life Insurance
Company
563,688 Shares Common Stock presently held by Principal Financial Group,
Inc.

     (b) Percent of Class

          9.88 Principal Life Insurance Company
          9.88 Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Principal Life Insurance Company
               0 Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

563,688 Shares Common Stock presently held by Principal Life
Insurance Company
563,688 Shares Common Stock presently held by Principal Financial
Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Principal Life Insurance Company
               0 Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the Disposition of

563,688 Shares Common Stock presently held by Principal Life
Insurance Company
563,688 Shares Common Stock presently held by Principal Financial
Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See exhibit attached


CUSIP No.                         02505A202                            Page 6

Item 8.  Identification and Classification of Members of the Group

     Not applicable

Item 9.  Notice of Dissolution of Group

     Not applicable

Item 10(a).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principal Life Insurance Company

By /s/ Joyce Hoffman
Joyce Hoffman, Senior Vice President and Corporate Secretary

Principal Financial Group, Inc.

By /s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Dated January 17, 2013



EXHIBIT 99.1

Principal Life Insurance Company
Item 3 Classification:
(c) [X] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

Principal Financial Group, Inc.
Item 3 Classification:
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)